Exhibit 99.5

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
JD.COM, INC.
June 23, 2021
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Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM EST on June 15, 2021.
Please detach along perforated line and mail in the envelope provided.
00003030000000000000 4    062321
As a special resolution:
1. Resolution No. 1 set out in the Notice of the Annual General Meeting to approve the adoption of the Company’s dual foreign name
As a special resolution:
2. Resolution No. 2 set out in the Notice of the Annual General Meeting to approve the adoption of the Second Amended and Restated Memorandum of Association and Articles of Association
FOR     AGAINST ABSTAIN
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Signature of Shareholder
Date:
Signature of Shareholder
Date:
Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.